U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 0-29991
                                                       CUSIP Number 55036P 10 6

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  September 30, 2002
_________________________________

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
 _________________________________

     If the  notification  relates  to a portion of the  filing  checked  above,
identify the  Item(s) to which the  notification  relates:    N/A
_________________________________

Part I - Registrant Information
_________________________________

Full Name of Registrant:  Luna Technologies International, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

         1 B Fawcett Road

City, State and Zip Code

         Coquitlam, British Columbia, Canada  V3K 6V2

_________________________________

Part II - Rules 12b-25(b) and (c)
_________________________________

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_________________________________

Part III - Narrative
_________________________________

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     On November 14, 2002 the Company's Chief Executive and Chief Financial Officers were traveling and away from the Company's principal executive office. As a result, they did not have time to review and sign the report in sufficient time so as to permit the filing of the report by 5:30 p.m. Eastern time on November 14, 2002.

_________________________________

Part IV - Other Information
_________________________________

(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart           (303)                 839-0061
                  (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been
     filed? If answer is no, identify report(s).      [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Luna Technologies International, Inc.
                 -----------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2002       By  /s/ William T. Hart
                                   --------------------------------
                                  William T. Hart
                                  Attorney for Luna Technologies Int'l, Inc.
                                  1624 Washington Street
                                  Denver, CO 80203
                                  (303) 839-0061


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).